ENVOY CAPITAL GROUP INC. ANNOUNCES
THIRD QUARTER RESULTS FOR FISCAL 2008
TORONTO, ON – August 14, 2008 – Envoy Capital Group Inc. (NASDAQ: ECGI/TSX: ECG) today announced its financial results for its third quarter ended June 30, 2008.
Envoy recorded a net loss of ($1.3 million), or ($.14) per fully diluted share for the three months ended June 30, 2008, compared with net earnings of $198,000 or $.02 per fully diluted share for the same period last year. The earnings per share calculations were based on 8,882,658 fully diluted shares this year and 10,099,074 fully diluted shares last year.
“Our Consumer and Retail Branding business performed well during the quarter. However, the weakness and volatility in global stock markets during the quarter negatively impacted our Merchant Banking assets” said Geoff Genovese, Envoy President and CEO.
Watt International, Envoy’s Branding business, earned approximately $670,000 in the current quarter compared to $435,000 during the same quarter last year. Watt has been successful in recent months with its marketing efforts to expand the revenue base both domestically and internationally. In the first nine months of the year Watt has increased its revenue by approximately $3.0 million, from $9.0 million last year to $12.0 million this year. Management believes that its new business efforts will lead to further revenue growth and improved profitability in the coming months.
The market value of the Merchant Banking assets declined by 3.6% during the quarter resulting in a loss of approximately ($1.4 million) in the quarter compared to a profit of $369,000 last year. As most of Envoy’s Merchant Banking capital is invested in shares of publicly traded companies, this loss is directly related to the decline in global stock markets during the quarter.
Earlier in the year Envoy received approval from the Toronto Stock Exchange to purchase and cancel, pursuant to a Normal Course Issuer Bid, up to an additional 903,880 common shares over the twelve month period commencing February 5, 2008 and ending February 4, 2009. Envoy has repurchased and cancelled 715,525 common shares up to June 30, 2008.

Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited – Prepared by Management
(Expressed In Canadian dollars)

As at:	June 30	September 30
	2008	2007

Current assets	$34,062,729	$38,832,204
Long-term assets	10,864,820	11,960,110

	44,927,549	50,792,314

Current liabilities	4,211,396	5,565,714
Long-term liabilities	1,642	69,599

	4,213,038	5,635,313

Shareholders’ equity	40,714,511	45,157,001

	$44,927,549	$50,792,314

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited – Prepared by Management
Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2008	2007

Net revenue from consumer branding business	$12,054,545	$8,987,580
Net investment (losses) gains	(1,095,490)	3,493,160
Interest and dividend income	602,841	634,105

	11,561,896	13,114,845

Operating expenses:
Salaries and benefits	9,939,468	7,800,538
General and administrative	2,500,075	1,951,729
Occupancy costs	442,679	455,020

	12,882,222	10,207,287

Depreciation	551,396	576,065

Investment earnings	—	(386,404)

Interest expense and financing costs	59,793	65,223

	13,493,411	10,462,171

(Loss) earnings before income taxes	(1,931,515)	2,652,674

Income tax recovery	(25,780)	—

Net (loss) earnings	(1,905,735)	2,652,674

(Loss) earnings per share
Basic	$(0.21)	$0.19
Diluted	$(0.21)	$0.19

Weighted average number of common shares outstanding – basic	9,268,345	14,295,732
Weighted average number of common shares outstanding – fully diluted	9,268,345	14,304,299

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited – Prepared by Management
(Expressed In Canadian dollars)

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Net (loss) earnings	(1,905,735)	2,652,674

Deficit reduction applied against share capital	—	40,266,401

Retained earnings, end of period	$1,188,400	$2,652,674

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
 (Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2008	2007

Net revenue from consumer branding business	$4,521,386	$3,492,560
Net investment (losses) gains	(1,164,758)	632,817
Interest and dividend income	165,784	132,894

	3,522,412	4,258,271

Operating expenses:
Salaries and benefits	3,531,981	3,031,210
General and administrative	940,285	897,840
Occupancy costs	122,248	116,752

	4,594,514	4,045,802

Depreciation	182,950	191,221

Interest expense and financing costs	29,752	28,085

	4,807,216	4,265,108

Loss before income taxes	(1,284,804)	(6,837)

Income tax recovery	—	(205,150)

Net (loss) earnings	(1,284,804)	198,313

(Loss) earnings per share
Basic Diluted	$(0.14)	$0.02
Basic Diluted	$(0.14)	$0.02

Weighted average number of common shares outstanding – basic	8,882,658	10,090,507
Weighted average number of common shares outstanding – fully diluted	8,882,658	10,099,074

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited – Prepared by Management
(Expressed In Canadian dollars)

Retained earnings, beginning of period	$2,473,204	$2,454,361

Net (loss) earnings	(1,284,804)	198,313

Retained earnings, end of period	$1,188,400	$2,652,674